Exhibit 12

TAUBMAN CENTERS, INC.

Computation of Ratios of Earnings to Combined Fixed Charges and Preferred
Dividends and Distributions
(in thousands, except ratios)

	Year Ended December 31

	2002	2001	2000		1999	1998
Earnings from continuing operations before	$ 12,847	$ 29,119	$ 118,700	(1)	$ 14,132	$ 19,969
income from equity investees
Add:
Fixed charges	92,495	94,422	84,923		68,601	99,039
Amortization of previously capitalized interest	2,122	1,523	1,312		1,269	1,369
Distributed income of Unconsolidated Joint
Ventures	27,724	26,433	24,041		24,031	28,652
Deduct -
Capitalized interest	(6,344)	(23,748)	(25,052)		(14,489)	(18,192)

Earnings available for fixed charges and
preferred dividends and distributions	$ 128,844	$ 127,749	$ 203,924		$ 93,544	$ 130,837

Fixed Charges:
Interest expense	$ 83,667	$ 68,184	$ 57,362		$ 51,354	$ 75,821
Capitalized interest	6,344	23,748	25,052		14,489	18,192
Interest portion of rent expense	2,484	2,524	2,542		2,784	5,038

Total fixed charges	$ 92,495	$ 94,456	$ 84,956		$ 68,628	$ 99,051

Preferred dividends and distributions	25,600	25,600	25,600		19,044	16,600

Total fixed charges and preferred dividends
and distributions	$ 118,095	$ 120,056	$ 110,556		$ 87,672	$ 115,651

Ratio of earnings to fixed charges and
preferred dividends and distributions	1.1	1.1	1.8		1.1	1.1

(1)     Earnings from continuing operations in 2000 includes the Company’s $85.3 million gain on the disposition of Lakeside.